

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2011

Via Facsimile
Mr. Erik K. Bardman
Chief Financial Officer
Logitech International S.A.
6505 Kaiser Drive
Fremont, California 94555

> **Re:** **Logitech International S.A.**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed May 27, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 8, 2011**
> **File No. 000-29174**

Dear Mr. Bardman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Item 1. Business

Marketing, Sales and Distribution

Principal Markets, page 13

1. We note your disclosure of net sales by three geographic regions (EMEA, Americas, and Asia Pacific) for each of the past three years. You state that the United States and Germany each represented more than 10% of revenues in fiscal 2010, but you do not specify the amount attributable to each of these countries. Please ensure that your

disclosure fully addresses the requirements of Item 101(d) of Regulation S-K. Specifically, please tell us in your response letter, and clarify in future filings, the amount of material revenues attributable to any individual foreign country for each of the past three fiscal years.

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations

Liquidity and Capital Resources

Cash Outlook, page 57

2.   We note the disclosure that you currently believe your cash and cash equivalents, cash flow generated from operations, and available borrowings will be sufficient to fund your operations for the foreseeable future. In future filings, please clarify the time period that constitutes "foreseeable future."   Please refer to Instruction 5 to Item 303(a) of Regulation S-K, which indicates that liquidity should be discussed on both a short-term and long-term basis, and to FRR 501.03.a, which defines short-term as up to 12 months in the future.

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 80

3.   Based on the revenue recognition policy disclosure with respect to your LifeSize products, it appears that you initially allocate the total arrangement consideration using the hierarchy described in ASC 605-25-30-2. However, we note that your arrangements include non-essential software and maintenance. Please tell us how you further allocate the arrangement consideration related to your software as a group among the various software related elements. Refer to ASC 605-25-15-3A.

4.   We note your disclosure on page 55 regarding changes in the types of incentive programs offered which resulted in classification of the related accruals as a liability rather than a deduction to accounts receivable. Please clarify the changes to your incentive programs that resulted in this change in classification.

Note 13 – Income Taxes, page 106

5.   We note your disclosure on page 108 that you have not provided for taxes associated with the repatriation of earnings or for other temporary differences related to investments in

non-Swiss subsidiaries.   Please tell us, and disclose in future filings, the cumulative amount of such undistributed earnings. Refer to ASC 740-30-50-2(b).

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

6.   We note that disclosure in your Form 10-K for the fiscal year ended March 31, 2011 indicates that factors that could require you to review an asset for impairment include a significant decline in your stock price for a sustained period. We further note that your stock price has declined from $18.13 per share on March 31, 2011 to your recent closing stock price of $10.69 per share. Please tell us how you considered this decline in stock price to be a triggering event requiring review of your goodwill asset for impairment in your first quarter of fiscal 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Erik K. Bardman
Logitech International S.A.
August 26, 2011
Page 4

You may contact Jaime John, Staff Accountant, at (202) 551-3446, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Staff Attorney, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal